K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

March 2, 2016	Mark C. Amorosi mark.amorosi@klgates.com T 202-778-9351

VIA EDGAR AND E-MAIL

Elisabeth Bentzinger

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Securities and Exchange Commission Staff Comments on Post-Effective
Amendment No. 7 to the Registration Statement on Form N-1A of 1290 Funds
(File Nos. 333-195390; 811-22959)

Dear Ms. Bentzinger:

On behalf of the above-referenced registrant, set forth below are additional comments that you provided on February 23, 2016, concerning Post-Effective Amendment No. 7 (“PEA No. 7”) to the Registration Statement on Form N-1A of 1290 Funds (the “Trust”), as filed with the SEC on November 19, 2015. PEA No. 7 was filed in connection with registering ten new series of the Trust, 1290 Retirement 2020 Fund, 1290 Retirement 2025 Fund, 1290 Retirement 2030 Fund, 1290 Retirement 2035 Fund, 1290 Retirement 2040 Fund, 1290 Retirement 2045 Fund, 1290 Retirement 2050 Fund, 1290 Retirement 2055 Fund, and 1290 Retirement 2060 Fund (collectively, the “Retirement Funds”) and 1290 DoubleLine Dynamic Allocation Fund (the “DoubleLine Fund”).

Your additional comments are set forth in italics and are followed by the Trust’s supplemental responses. Disclosure changes made in response to your comments are included in Post-Effective Amendment No. 13 (“PEA No. 13”) to the Trust’s registration statement, filed with the SEC as of the date of this letter. Unless otherwise noted, defined terms have the same meanings as in PEA No. 7 and page references are to the page numbers in PEA No. 7. In addition, please note that the Retirement Funds will not be included in PEA No. 13 and instead will be included in a separate post-effective amendment to be filed at a later date.

I.	PEA No. 7

1.	DoubleLine Funds - Summary Prospectuses

(a)	Principal Investment Strategy (p. 2): Please consider disclosing that the Fund’s fixed income investments may include variable rate or floating rate securities, if true.

Response: The DoubleLine Fund discloses in the seventh paragraph of its principal investment strategy that the fund may invest in securities bearing fixed or variable interest rates of any maturity.

Elisabeth Bentzinger

March 2, 2016

(b)	The staff notes that the Fund is new and therefore does not include performance information. Please identify supplementally the broad-based securities market index that the Fund will utilize.

Response: The Trust anticipates that the benchmarks utilized for the DoubleLine Fund will be the following indices:

•	S&P 500 Index

•	Barclays Capital U.S. Aggregate Bond Index

•	Blended Index: 60% S&P 500 Index; 40% Barclays Capital U.S. Aggregate Bond Index

(c)	Please remove the discussion of the manager of managers exemptive relief from the principal strategy section.

Response: The Trust has made the requested change. The disclosure now appears in the section entitled “Who Manages the Fund.”

*            *             *            *            *

If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi

Enclosure

cc:	Patricia Louie, Esq.
Anthony Geron, Esq.
Kiesha T. Astwood-Smith, Esq.
AXA Equitable Funds Management Group, LLC